List of Subsidiaries of PetIQ Inc.
Name of Subsidiary	State or Country of Incorporation or Organization
PetIQ Holdings, LLC	Delaware
PetIQ, LLC	Idaho
True Science Holdings, LLC	Florida
TruRX, LLC	Idaho
Tru Prodigy, LLC	Texas
M&C USA, LLC	Delaware
Mark and Chappell Limited	United Kingdom
Mark and Chappell (Ireland) Limited	Ireland
Prodex D.O.O.	Slovenia